Exhibit 2.1.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made on April 23, 2018 (the “Effective Date”) by and between Digital Turbine Asia Pacific Pty Ltd. a company registered in Australia (ACN 094 069 726), and Digital Turbine Singapore Pte Ltd., a company registered in Singapore (Registration No. 201407526R), both with address at 110 San Antonio St. Suite 160, Austin Texas 78701 USA (together, the “Seller”) and Chargewave Ptd Ltd. ACN 611 193 894 with address at 33 Highfield Road, Lindfield, New South Wales 2070, Australia (the "Purchaser"). The parties are referred to singularly as “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller owns and operates a direct carrier billing platform and maintains certain relationships with various carriers, content providers and service providers, as further specified in this Agreement (the “Business”); and

WHEREAS, Seller has agreed to convey, assign and transfer, and Purchaser has agreed to purchase certain assets of the Business (as specified hereunder), in accordance with the terms and conditions contained of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

SECTION 1.

1.1 Transferred Assets. Subject to the provisions of this Agreement:

a. as of the 1 June 2018 ("Completion Date"), Seller shall convey, assign and transfer to Purchaser, and Purchaser shall acquire from Seller, all of Seller’s rights, title and interest in agreements between Seller and carriers and content providers relating to Seller’s Direct Carrier Billing (“Pay”) business as well as contracts with certain service providers as specified in Exhibit B attached hereto (“Contracts”), including without limitation the Seller's existing agreements with Optus and Vodafone Australia ("Key Contracts"), as specified in Exhibits A1-A2 attached hereto . For the avoidance of doubt, the contracts or arrangements specified in Exhibit E hereto are not contracts or agreements that will transfer to the Purchaser and are excluded from the operation of this Agreement. For the purpose of this Agreement, Seller shall fulfill its assignment and transfer obligations hereunder by (i) executing assignment agreements (or similar documents) with Key Contracts, or if Purchaser executes new agreements with the respective parties of such Key Contracts; and (ii) issuing assignment notices to other carriers and content providers specified in Exhibit B, in the form attached hereto as Exhibit C. Purchaser acknowledges and agrees that except for Key Contracts, Seller cannot guarantee that all parties to Contracts will provide written consent to such assignments.

b. as of 1 July 2019 (or such other date as agreed between the Parties in writing) ("Technology Transfer Date"), Seller shall convey, assign, and transfer to the Purchaser, and Purchaser shall acquire from Seller, all of Seller's rights, title, and interest in technology (including any applicable source code) and infrastructure owned or operated by Seller for the purpose of performing the Pay business (the “Technology”). Notwithstanding the foregoing, as of the Completion Date Purchaser shall be responsible for all aspects related to utilizing the Technology for the purpose of supporting the Contracts (including but not limited to hosting, operational and maintenance costs);

(together, the “Transferred Assets”) free of all encumbrances, liens, or other security interests;

1.2 Seller shall not be precluded from maintaining or entering into engagements with any third party (including those specified in the Exhibits A1-A2 of this Agreement) with respect to other business activities unrelated to the Pay business, of Seller, its ultimate controlling company and subsidiaries thereof (including but not limited to, proprietary software solutions related to distribution of applications).

1.3 Reserved Rights. Purchaser acknowledge and agrees that Seller continues to own all right, title and interest in, and reserves all rights in and to all assets, properties and rights not expressly granted hereunder.

1.4 Account Receivables. Seller will retain and be responsible for collecting on all account receivables for services supplied prior to Completion Date (“Retained A/R”). Purchaser will purchase and be responsible for collecting on all account receivables arising from or relating to the period after Completion Date. As of the Completion Date, subject to the terms of Section 3, the Purchaser shall retain all revenues (and profits) and bear all costs and liabilities relating to the operation of the Transferred Assets.

SECTION 2 - License

2.1. License. With effect on and from the Completion Date and until the Technology Transfer Date, the Seller hereby irrevocably grants a license to the Purchaser to use and exploit the Technology for the purpose of supporting and maintaining the Transferred Assets.

SECTION 3. Conditions Precedent

3.1. The Agreement is conditional on:

3.1.1.	the Seller procuring the assignment of the Key Contracts to the Purchaser on or before the Completion Date or such later date as may be agreed by the parties.

3.1.2.	Consents. The Seller obtaining the consent of its board (and any holding board) to the transactions contemplated by this Agreement on or before the Completion Date.

3.1.3.	The Seller obtaining the consent of any necessary lender or investor or other third party to the transactions contemplated by this Agreement on or before the Completion Date or as otherwise agreed between the Parties in writing.

(collectively the "Conditions Precedent")

3.2. To enable the Conditions Precedent to be fulfilled, the Parties must use their best endeavors to:

3.2.1.	Supply all necessary and appropriate information; and

3.2.2.	Co-operate with and comply with any reasonable requests of any other party for the purposes of procuring the satisfaction of clause 3.1.

3.3. A Condition Precedent may only be waived by the Purchaser and the waiver will be effective only to the extent specifically set out in that waiver.

3.4. The Purchaser may terminate this Agreement by notice in writing to the Seller, whereupon this Agreement shall be at an end, if the Conditions Precedent are not satisfied by the Completion Date.

3.5. The parties otherwise acknowledge and agree that all Contracts are expected to be assigned and transferred to the Purchaser by no later than the Completion Date; provided, however, that if Seller’s agreements with Key Contacts are assigned to Purchaser prior to the Completion Date, Purchaser shall assume thereafter full responsibility for all Contracts and the assignment obligations pursuant to this Agreement shall be deemed fulfilled. For removal of doubt, Parties agree that in the event certain Contracts are not formally assigned to Purchaser by the Completion Date, then the Seller must after the Completion Date and until the relevant Contract is assigned to the Purchaser:

3.5.1. hold the benefits of the relevant Contract on trust for the Purchaser and account to the Purchaser promptly after receipt by it for the value of any benefit of the relevant Contract that arises (or relates to the period) after the Completion Date and the Purchaser agrees to indemnify the Seller against any liability arising under such Contract after the Completion Date and not attributable to any period prior to the Completion Date;

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3.5.2. take reasonable instructions from the Purchaser in respect of and enforce the relevant Contract against any counterparty to it in the manner that the Purchaser reasonably directs (and promptly following such direction) from time to time, at the reasonable expense of the Purchaser;

3.5.3. not agree to any termination, amendment or variation of or waiver of any of the Purchaser's rights under the relevant Contract without the prior written approval of the Purchaser; and

3.5.4. otherwise fully co-operate with the Purchaser in any reasonable arrangements designed to provide for the Purchaser the benefit and burden of the Contract.

SECTION 4. Consideration and Payment

4.1 Consideration. In consideration of the license granted pursuant to section 2.1, the Purchaser agrees to pay to the Seller the following amounts (“License Fee”) from (i) revenues generated from Contracts and Key Contracts, and (ii) new revenues streams from Contracts and Key Contracts, and (iii) revenues generated from new engagements with relationships created between Seller and prospective business partners prior to this Agreement, such prospective business partners being those specified in Exhibit D and (iv) revenues generated from new customers introduced by Seller after the Completion Date, for a period commencing on the Completion Date and ending on the Technology Transfer Date.

4.2 The License Fee with respect to revenues pursuant to Sections 4.1(i)-(iii) shall be payable based on the following thresholds:

(i)	Gross Profit between $0 - $80,000 AUD in a given month, the License Fee will be Zero;

(ii)	Gross Profit between $80,001-$150,000 AUD in a given month, the License Fee will be 50%;

(iii)	Gross Profit between $150,001-$250,000 AUD in a given month, the License Fee will be 60%;

(iv)	Gross Profit between $250,000-$350,000 AUD in a given month, the License Fee will be 70%;

(v)	Gross Profit above $350,001 in a given month, the License Fee will be 50%.

(vi)	In addition to the foregoing License Fee, with respect to revenues pursuant to Section 4.1(iv) Purchaser shall pay Seller an amount equal to 17.5% of Gross Profit (regardless of amount) in connection with revenues generated from new customers introduced by Seller after the Completion Date.

4.3 In consideration for the, transfer, conveyance and assignment of the Transferred Assets by Seller to Purchaser, the Purchaser agrees to pay to the Seller the following amounts (“Seller Revenue Share) from (i) revenues generated from Contracts and Key Contracts, and (ii) new revenues streams from Contracts and Key Contracts, and (iii) revenues generated from new engagements with relationships created between Seller and prospective business partners prior to this Agreement and (iv) revenues generated from new customers introduced by Seller after the Completion Date, for a period commencing on the Technology Transfer Date and ending on the date that is thirty-six (36) months from the Completion Date.

4.4 The Seller Revenue Share with respect to revenues pursuant to Sections 4.3(i)-(iii) shall be payable based on the following thresholds:

(i)	Gross Profit between $0 - $80,000 AUD in a given month, the Seller Revenue Share will be Zero;

(ii)	Gross Profit between $80,001-$150,000 AUD in a given month, the Seller Revenue Share will be 50%;

(iii)	Gross Profit between $150,001-$250,000 AUD in a given month, the Seller Revenue Share will be 60%;

(iv)	Gross Profit between $250,000-$350,000 AUD in a given month, the Seller Revenue Share will be 70%;

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(v)	Gross Profit above $350,001 in a given month, the Seller Revenue Share will be 50%.

(vi)	In addition to the foregoing Seller Revenue Share, with respect to revenues pursuant to Section 4.3(iv) Purchaser shall pay Seller an amount equal to 17.5% of Gross Profit (regardless of amount) in connection with revenues generated from new customers introduced by Seller after the Technology Transfer Date.

(the License Fee and Seller Revenue Share, together, the “Seller Share”).

“Gross Profit” means all gross revenues less:

4.5 sums paid by Purchaser to respective publishers; and

4.6 any withholding or other tax payable arising in connection with the gross revenue; and documented refunds or carrier deductions; and

4.7 excludes all professional fees payable by content providers.

4.8 Equity. Seller will be entitled to 20% of (i) the Net proceeds (in all forms of value) upon the closing of:

4.9 any merger, stock sale over 50%, sale of all or substantially all assets or other transaction (in one or a series of deals) that essentially disposes of the Transferred Assets, or (ii) any dividends or distributions paid with respect to the stock or equity in Purchaser (tied to the valuation of such stock or equity), or (iii) if Purchaser accumulates Significant liquid assets, or receives significant liquid assets from selling equity or debt, then Seller shall be entitled to require a cash out of its entitlement to 20% of such assets, equity or debt or, if the event is a sale of equity, the right to swap its right for 20% of such equity (based on the transaction valuation) with a cash payment. “Significant” means assets accumulated as a result of any IPO or equivalent transaction, or (iv) any other transaction or event which involves an investment or funding (based on a ‘post-money valuation’) or realization of assets in or of Purchaser (collectively, “Equity Consideration”). Each of sections (i) to (iv) shall be considered a “Qualifying Event”.

4.10 The Seller Share and License Fee will be paid in Australian Dollars for Gross Profit generated in Australia and US Dollars for Gross Profit generated outside Australia. Within ten (10) days after the end of each calendar month, and subject to the Purchaser receiving the carrier reports (which Purchaser shall make best efforts to obtain in timely manner), the Purchaser shall issue to the Seller statements in monthly arrears during the period commencing on the Completion Date and ending on the date that is thirty six (36) months from the Completion Date (the “Term”) showing the calculation of the Seller Share and any other information reasonably requested by Seller (including but not limited to carrier reports). The Purchaser shall not be obliged to make payment before payment has been received from the carriers. Subject to agreeing a fair apportionment of any exchange rate risk, the Seller Share and License Fee will be reported, invoiced paid to Seller. Payment shall be made within fifteen (15) days from receipt of respective amounts from the carriers.

4.11 Audit. Purchaser shall maintain at its principal place of business accurate and sufficiently detailed records detailing all transactions relating to Purchaser’s obligations herein. Once per year for the duration of the Term, the Seller has the right during normal business hours (subject to providing reasonable notice in writing to the Purchaser) to examine and audit such records and all other documents and materials in Purchaser’s possession or under its control relating to the calculation of the Seller Share and License Fee. Such audits shall be at the Seller’s cost, except that if an audit uncovers an underpayment of the Seller Shares and License Fee, in which case: (i) Purchaser will reimburse the Seller for Seller’s reasonable cost of such audit; and (ii) the Seller has an additional right to audit Purchaser’s records pursuant to this Section 3.10 during that year. In the event of any underpayment of the Seller Share, License Fee and/or any other fee as may be applicable, Purchaser shall promptly remit to Seller all amounts due.

4.12 Interest on Late Payment. Any amount owed by the Purchaser to the Seller hereunder which is not paid by the Purchaser on its due date, shall bear an additional seven percent (7%) interest per annum; which additional interest shall be compounded daily.

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4.13 Grant of Security Interest. With effect on and from the Completion Date, Purchaser hereby grants and pledges to Seller a continuing security interest in all presently existing and hereafter acquired or arising Collateral, and Purchaser hereby continues and confirms such grant and pledge, to secure prompt repayment of any and all Purchaser obligations under this Agreement and to secure prompt performance by Purchaser of each of its covenants and duties under this Agreement. Such security interest constitutes, and will continue to constitute, a valid, first priority security interest in the presently existing Collateral, and will constitute a valid, first priority security interest in Collateral acquired after the date hereof. Notwithstanding any termination, the Collateral shall remain in effect for so long as any Purchaser’s obligations are outstanding. “Collateral” means (i) all revenues generated from Contracts and Key Contracts from the Completion Date (ii) the Technology. In the event of a breach by Purchaser of its obligations under this Agreement which are not cured in accordance with Section 13.1, Sellers reserve the right to claw back by way of assignment and transfer any and all Contracts and Key Contracts and/or the right to collect on behalf of Purchaser any and all fees payable to Purchaser thereunder. In the occurrence of such default events, Purchaser hereby irrevocably designates and appoints Seller and its authorized officers to act for and on behalf of Purchaser and instead of Purchaser to execute and file any document needed to assign and transfer the Contracts and Key Contracts to Seller.

SECTION 5. Assumption of Liabilities

5.1 Seller agrees to pay any and perform all liabilities pursuant to Transferred Assets, with respect to the period prior to and at Completion Date, in accordance with the terms of respective Contracts. On and after the Completion Date, Purchaser shall assume and agrees to pay and perform on any and all liabilities incurred in connection with (i) Contracts and Key Contracts and (ii) Technology, to the extent such liabilities relate to maintaining and supporting the Contracts and Key Contracts, relating to the period after the Completion Date; and with respect to the Technology (any and all liabilities), as of the Technology Transfer Date (“Assumed Liabilities”).

SECTION 6. Documents and Other Instruments to be Delivered by The Completion Date

6.1 Seller’s Obligations. Seller agrees to deliver (or cause to be delivered) to Purchaser:

(a)    By the Completion Date, evidence of the assignment of the Key Contracts to the Purchaser, and contract assignment notices in the form attached hereto as Exhibit C for the purpose of transferring all of Seller's right, title and interest in and to all of the Contracts to Purchaser, free of all liens or claims; and

(b)   By the Technology Transfer Date, all documents reasonably required to effectively transfer all of the Seller's right, title, and interest in and to the Technology to the Purchaser.

6.2               Purchaser’s Obligations. Purchaser agrees to deliver to Seller:

(a)   By the Completion Date, any documents that require Purchaser’s signature as may be necessary or desirable to transfer all of Seller's right, title and interest in and to all of the Contracts and Key Contracts to Purchaser; and

(b)  By the Technology Transfer Date, any documents that require Purchaser’s signature as may be necessary or desirable to transfer all of Seller's right, title and interest in and to the Technology to Purchaser;

SECTION 7. Seller's Representations and Warranties

Seller hereby represents and warrants as follows, which representations and warranties shall survive the Completion Date:

7.1 Organization and Good Standing. Seller is a company duly organized, validly existing and in good standing.

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7.2 Authority Relative to this Agreement. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated in this Agreement.

7.3 Binding Obligation. This Agreement is the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms.

7.4 No Conflict. The signing and delivery of this Agreement and the performance by Seller of its respective obligations under this Agreement will not:

(a)   conflict with either Seller’s articles of incorporation or operating agreement and/or bylaws;

(b)   breach any agreement to which Seller is a party, or give any person the right to accelerate any obligation of such Seller;

(c) violate any law, judgment, or order to which Seller is subject; or

(d)  require the consent, authorization, or approval of any person, including but not limited to any governmental body; provided, however that if any such consent, authorization, or approval is required such will be obtained by the Completion Date or as otherwise agreed by the Parties in writing.

7.5 Title. Seller has good and marketable title to all the Transferred Assets, free and clear of any liens, mortgages, pledges, security interests, and other encumbrances of any kind. The Seller is the legal and beneficial owner or registered proprietor of, or applicant for, the intellectual property rights in the Technology, free and clear of all encumbrances.

7.6 (Infringement) To the best of the Seller's knowledge, the intellectual property rights in the Technology are not being infringed by any third party.

7.7 (Claims) The intellectual property rights in the Technology are not the subject of any oppositions, cancellation actions, proceedings claims or complaints by any third party or any government agency.

7.8 (No Royalty) The Seller is not required to pay any royalty, license or any other fees to any third party for using the Technology.

7.9 (Third Party Agreements) Other than as set out in this Agreement, the Seller has not entered into any agreement or understanding which restricts the Seller using, or will restrict the Purchaser, the Technology.

7.10 Compliance with Laws. Seller has complied with all applicable laws, ordinances, regulations, and rules with respect to the conduct of its operations, and has not received any notice or notices (whether written or oral) of violations of any such statutes or regulations which have not been cured.

7.11 Litigation. There are no known actions, suits, proceedings or investigations pending or threatened against or affecting Seller and the Assets.

7.12 Contracts. Except Key Contracts, Purchaser acknowledges and agrees that Seller cannot guarantee the consent will be granted. Seller makes no warranties relating Contracts and Key Contracts as of the Completion Date (including but not limited to, the duration of Contracts and Key Contracts and projected revenues thereof).

(a)   In respect of the Key Contracts, the Seller confirms that it :

(i)	is not knowingly in breach of any Key Contract nor to the best of it's knowledge would it be in breach, but for the requirements of notice or lapse of time;

(ii)	it has not received any notice which may affect any of its rights under any of the Key Contracts; and

(b)  (Valid Contracts) The Key Contracts are all valid, legally binding and enforceable by or against the Seller under their respective terms.

7.13 Conduct of Business. Seller has operated the Transferred Assets in the ordinary course consistent with past practices and there has been no adverse material change in the Transferred Assets. Seller has not accrued debts on behalf of the Transferred Assets or disposed of any Assets, other than those debts accrued in the ordinary course of business.

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7.14 Taxes. All tax returns of every kind (including returns of real and personal property taxes, intangible taxes, withholding taxes, and unemployment compensation taxes) relating to the Transferred Assets that Seller was required to file in accordance with any applicable law have been or will be duly filed, and all taxes shown to be due on such returns have been or will be paid in full.

7.15 Disclosure. No representation, warranty, or statement made by Seller in this Agreement or in any Exhibit to this Agreement contains or will contain any untrue statement or omits or will omit any fact necessary to make the statements contained herein or therein not misleading. Seller has disclosed to Purchaser all facts that are material to the financial condition, operation, or prospects of the Transferred Assets and the Assumed Liabilities.

SECTION 8. Purchaser's Representations and Warranties

Purchaser hereby represents and warrants as follows, which representations and warranties shall survive the Completion Date:

8.1 Organization and Good Standing. Purchaser is a limited liability company duly organized and validly existing under the laws of Australia.

8.2 Authority Relative to this Agreement. The execution and performance of this Agreement by Purchaser has been duly and validly authorized by all necessary action on the part of Purchaser. Purchaser has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

8.3 Binding Obligation. This Agreement is the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

8.4 Compliance. Purchaser shall comply with applicable laws and regulations relating to the Transferred Assets (including user, purchaser or subscriber data transferred to Purchaser as part of this transaction), including but not limited to such pertaining to privacy and data processing, collection and transfer.

8.5 No Conflict. The signing and delivery of this Agreement and the performance by Purchaser of its respective obligations under this Agreement will not:

(a)	conflict with either Purchaser’s articles of incorporation or operating agreement and/or bylaws;

(b)	breach any agreement to which Purchaser is a party, or give any person the right to accelerate any obligation of Purchaser;

(c)	violate any law, judgment, or order to which Purchaser is subject; or

(d)	require the consent, authorization, or approval of any person, including but not limited to any governmental body; provided, however that if any such consent, authorization, or approval is required such will be obtained by the Completion Date or as otherwise agreed between the Parties.

SECTION 9. Covenants of Seller Prior to the Completion Date

Seller agrees that prior to the Completion Date, Seller will, other than as provided for in this Agreement:

9.1 continue to operate the Transferred Assets’ business in its usual and ordinary course and in substantially the same manner as presently conducted and consistent with the past practices of Seller, in accordance with all applicable laws, ordinances, regulations, and rules, and will use its best efforts to preserve its business organization and continued operation of its business with its customers, suppliers, and others having a business relationship with Seller;

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9.2 not assign, sell, lease, or otherwise transfer or dispose of any of the Transferred Assets used in the performance of its business, whether now owned or hereafter acquired, except in the ordinary course of business;

9.3 notify Purchaser promptly of any material change or loss in the business prospects, financial condition, assets, liabilities, or operations of the Transferred Assets;

9.4 provide reasonable access for Purchaser and Purchaser’s representatives to the Transferred Assets, including but not limited to the personnel, books, papers, records, clients, and suppliers relating to its operations, assets, and liabilities, on an as needed basis;

9.5 refrain, and will cause the Seller’s officers, members, managers, or employees, and any banker, lawyer, accountant, or other agent to refrain from initiating negotiations with third parties relating to the purchase and sale contemplated in this Agreement; and

9.6 prior to the Completion Date, the Seller will

(i)	not vary, amend, terminate, assign or cancel all existing Contracts, except if such cancellation is in the ordinary course of business;

(ii)	not vary, amend, terminate, assign or cancel any Key Contracts, except if agreed by Purchaser;

(iii)	perform all of Seller’s liabilities and obligations under all Contracts and Key Contracts in accordance with Contract’s respective terms and conditions;

SECTION 10. Best Efforts

Each party shall use its best reasonable efforts to take all action and to do all things necessary, proper, and advisable, including obtaining all necessary approvals required to authorize the execution and delivery of this Agreement, in order to consummate and make effective the transactions contemplated by this Agreement.

SECTION 11. Taxes

11.1 Seller shall be responsible for and pay any and all sales or other taxes due and payable for the period until the Completion Date arising in connection with the Transferred Assets, including without limitation taxes imposed in connection with Seller, the Transferred Assets for all taxable periods (or portions thereof) ending prior to the Completion Date. Seller shall remit and file such taxes, including any and all necessary returns and reports, to the appropriate governmental agency in a timely manner.

11.2 Purchaser shall be responsible for and pay any and all sales or other taxes due and payable for the period on and after the Completion Date arising in connection with the Transferred Assets, including without limitation taxes imposed in connection with Purchaser, the Transferred Assets for all taxable periods (or portions thereof) commencing on or after the Completion Date.

SECTION 12. Termination

12.1 Termination. This Agreement may be terminated by written notice at any time prior to or on the Completion Date:

(a)  by mutual written agreement of Seller and Purchaser;

(b)   by Purchaser, in the event that there has been a material misrepresentation in this Agreement by Seller, or a material breach of any of Seller’s representations, warranties or covenants set forth herein, which has not been cured within fourteen (14) days from written notice; or

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(c)    by Seller, in the event that there has been a material misrepresentation in this Agreement by Purchaser, or a material breach of any of Purchaser’s representations, warranties, covenants or obligations set forth in this Agreement.

12.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 13.1, this Agreement shall become void and of no further force and effect, without any liability or obligations on the part of Purchaser or Seller.

12.3 Jon shall inform Seller in writing sixty (60) days in advance of his decision during the Term to discontinue operating all or substantially all of the Contracts or Key Contracts, in such event Seller or its Affiliates shall have the right to assume, at no cost or expense, all such Contracts and key Contracts and the Technology. Purchaser undertakes to perform any action and execute any and all documents (including but not limited to assignment documents) and fully cooperate with Seller or its Affiliates, in order to effect such transfer and assignment of Contracts, Key Contracts and Technology. “Affiliate” means any entity controlled directly or indirectly by Digital Turbine, Inc.

SECTION 13 – Employees

13.1        Purchaser acknowledges and agrees that Seller will terminate, by no later than the Completion Date, the employment agreements of all or substantially all of Seller employees supporting the Transferred Assets.

13.2       Except if the employment of Seller employees are terminated by Seller and accrued entitlements for the period ending on their respective termination date are paid by Seller, if Purchaser elects (at its sole discretion) to employ any such employees the Seller acknowledges that for the purposes of calculating the Seller Share under Section 4, the Purchaser is entitled to deduct an amount equal to the amount of the such employee's unpaid accrued entitlements. Purchaser acknowledges that Seller intends to pay to its redundant employees their respective accrued entitlements for the period ending on the respective termination date of their employment by Seller.

SECTION 14. Additional Terms

14.1 Subject to Seller’s prior written approval (which shall not be unreasonably withheld), Seller shall reimburse Purchaser in the amount of up to AUD75,000 for actual costs incurred for the purpose of transitioning of the Transferred Assets (including but not limited to legal and technical integration costs).; provided however, that as of the Completion Date Purchaser shall bear all operational costs associated with operating the Technology (including but not limited to hosting cost).

14.2 Seller agrees to make two of its employees reasonably available for a limited period (to be agreed between the Parties) after the Completion Date, to ensure operation of transferred infrastructure, billing reconciliation and for other duties reasonably necessary to assist with the Business transition.

14.3 Purchaser shall be responsible for purchasing, licensing or otherwise acquiring (as applicable) all software licenses, subscriptions and services necessary for operating and maintaining the Transferred Assets.

14.4 Purchaser may continue (at its sole cost and expense) Seller’s development of Single API, Global Connectivity and SDK features and capabilities supporting the Pay business integrations with Seller’s proprietary ‘Ignite’ platform.

14.5 Any assets, services or technology not specified in this Agreement shall not be deemed a Transferred Asset and remains the exclusive ownership property of Seller or its corporate affiliates.

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SECTION 15. Publication of Agreement

Except as may otherwise be required by law, each Party shall keep this Agreement and its provisions confidential and shall not disclose the foregoing, without first obtaining the written consent of other Party. Any press release or other announcement by either Party concerning the entering into of this Agreement shall be subject to the prior written approval of the other Party at such other Party’s sole discretion, provided, however, that Seller may disclose the existence of this Agreement if required under any applicable securities laws.

SECTION 16. Confidentiality

16.1 “Confidential Information” means any non-public information of a Party, including, without limitation, any information relating to a Party’s technology, techniques, know-how, research, engineering, designs, finances, accounts, procurement requirements, manufacturing, customer lists, business forecasts and marketing plans; (c) any other information of a Party that is disclosed in writing and is conspicuously designated as “Confidential” at the time of disclosure or that is disclosed orally, and would be understood to be confidential from the context and nature of the information; and (d) the specific terms set forth in this Agreement. The obligations in this Section 16 will not apply to the extent that any Confidential Information: (i) is or becomes generally known to the public through no fault of or breach of this Agreement by the receiving Party; (ii) was rightfully in the receiving Party’s possession at the time of disclosure, without an obligation of confidentiality; (iii) is independently developed by the receiving Party without use of the disclosing Party’s Confidential Information; or (iv) is rightfully obtained by the receiving Party from a third party without restriction on use or disclosure.

16.2 Each Party will not use the other Party’s Confidential Information, except as necessary for the performance of this Agreement or in connection with the exercise of its license rights hereunder, and will not disclose such Confidential Information to any third party, except to those of its employees and subcontractors that need to know such Confidential Information for the performance of this Agreement, provided that each such employee and subcontractor is subject to a written agreement that includes binding use and disclosure restrictions that are at least as protective as those set forth herein, and except in connection with the exercise of its license rights hereunder. Each Party will use all reasonable efforts to maintain the confidentiality of the other Party’s Confidential Information in its possession or control, but in no event less than the efforts that it ordinarily uses with respect to its own confidential information of similar nature and importance. The foregoing obligations will not restrict either Party from disclosing Confidential Information: (a) pursuant to the order or requirement of a court, administrative agency, or other governmental body, provided that the Party required to make such a disclosure gives reasonable notice to the other Party to enable it to contest such order or requirement; (b) on a confidential basis to its legal or professional financial advisors; (c) as required under applicable securities regulations; or (d) on a confidential basis to present or future providers of venture capital and/or potential private investors in or acquirers of such Party.

16.3 It is understood and agreed that Digital Turbine, Inc. r may cause this entire Agreement to be filed publicly with the SEC if they determine that they are required by law or regulation to do so.

16.4 The Seller must use its best endeavors to provide the Purchaser with reasonable notice in writing prior to exercising its rights under clause 16.3.

SECTION 17. Non-Solicitation; Non-Circumvention

17.1 During the Term of this Agreement, provided Purchaser is not in default, the Seller shall not:

(i) induce, solicit or approach any employee or independent contractor of Purchaser to become an employee or independent contractor of Seller or any other person or entity, or suggest to any employee that they should reduce or terminate their employment relationship with Purchaser;

(ii) induce, solicit, approach or engage parties listed in any Exhibit attached hereto, in a business relationship that is competitive to such activity transferred pursuant to this Agreement, provided, however, that the foregoing shall not preclude or otherwise restrict the Seller from maintaining or entering into engagements with any third party (including any party to any of the Contracts or the Key Contracts) with respect to other business activities of Seller, its ultimate controlling company and subsidiaries thereof (including but not limited to proprietary software solutions for app distribution); or

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17.2 During the Term, the Purchaser and its founder (Jon Mooney) agrees to not engage directly or indirectly in any activity relating to the Transferred Assets other than through the Purchaser legal entity specified herein. The Purchaser and its founder (Jon Mooney) agree to not engage directly or indirectly in any activity which competes with the Transferred Assets. Any transaction, engagement or action which significantly affects or may adversely affect revenues generated from Transferred Assets, shall require Seller’s prior written consent.

SECTION 18. Indemnification

18.1 Seller’s Indemnification. Seller hereby agrees to indemnify, defend, and hold Purchaser and its assigns, directors, members, managers, partners, officers, and authorized representatives harmless from and against any and all claims, liabilities, obligations, costs, taxes, fees, wages, financial obligations, and expenses of every kind, including reasonable attorney fees, whether known or unknown, arising out of or related to:

(a)   Seller’s breach of the representations, warranties, covenants, or other obligations of Seller made in this Agreement or any other agreement or document relating to this transaction;

(b)   Seller’s breach of any liabilities or obligations of Seller in connection with the Transferred Assets by Seller before the Completion Date.

18.2 Purchaser’s Indemnification. Purchaser hereby agrees to indemnify, defend, and hold Seller and its assigns, directors, members, managers, partners, officers, and authorized representatives harmless from and against any and all claims, liabilities, obligations, costs, taxes, fees, wages, financial obligations, and expenses of every kind, including reasonable attorney fees, whether known or unknown, arising out of or related to:

(a)   Purchaser’s breach of the representations, warranties, covenants or other obligations of Purchaser made in this Agreement or any other agreement or document relating to this transaction;

(b)    Any liabilities or obligations of Purchaser, including the Assumed Liabilities, in connection with the Transferred Assets by Purchaser on or after the Completion Date;

(c)    Purchaser’s violation of applicable laws and regulations in connection with the Transferred Assets.

18.3 Notice of Claim. If any claim is asserted against a party that would give rise to a claim by that party against the other party for indemnification under the provisions of this Section, then the party to be indemnified will promptly give written notice to the indemnifying party concerning such claim and the indemnifying party will, at no expense to the indemnified party, defend the claim. In the event that any third party Claim is made, the indemnifying Party shall have the right and option to undertake and control such defense of such action with counsel of its choice, provided that an indemnified Party may undertake and control such defense in the event of a material failure of the indemnifying Party to undertake and control the same.

SECTION 19. Limitation of Liability

19.1 Either Party's total liability under this Agreement, regardless of cause, will not exceed the total fees paid to Seller during twelve (12) months immediately preceding the occurrence or act or omission giving rise to the claim. Indemnity under Section 18 above will not be subject to the foregoing limit.

19.2 In no event will either Party be liable to the other Party or any third party for any indirect, special, exemplary, punitive or consequential damages, or lost profits, arising out of or in connection with this Agreement.

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19.3 EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER MAKES (AND PURCHASER HEREBY EXPRESSLY DISCLAIMS) ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY WARRANTIES THAT MAY ARISE FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OF TRADE. PURCHASER FURTHER ACKNOWLEDGES THAT THE TRANSFERRED ASSETS ARE PROVIDED AS-IS AND NO WARRANTIES OF MERCHANTABILITY AND FITNESS ARE MADE BY SELLER. SELLER DOES NOT WARRANT THAT USE OF THE TECHNOLOGY WILL BE ERROR-FREE OR UNINTERRUPTED.

SECTION 20. Equitable Relief

The Parties acknowledge that the remedies available at law for any breach of this Agreement by a breaching party will, by their nature, be inadequate. Accordingly, the non- breaching party may obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this Agreement or to specifically enforce this Agreement, without proving that any monetary damages have been sustained. Neither party shall require the posting of a bond prior to obtaining such equitable relief.

SECTION 21. Due Diligence

Purchaser has knowledge and experience in financial. business and technological matters and is capable of evaluating the merits and risks of the transaction contemplated herein. Without derogating from any of the above, the Purchaser is able to fend for itself and can bear the economic risk of this transaction. Purchaser has conducted a due diligence review of all Transferred Assets and had access to information, materials, documents and data (including but not limited to Contracts) as requested by Purchaser and to personnel, management and advisors of the Seller as sought by Purchaser. Purchaser agrees to provide adequate credit worthiness documentation as may reasonably requested by Seller, to support duly fulfilment of Purchaser obligations herein. Nevertheless, Seller will provide the Purchaser reasonable access and assistance where necessary to allow the Purchaser to complete transition of the Transferred Assets and to answer such reasonable queries that the Purchaser may have in connection with the transition promptly.

SECTION 22. General Provisions

22.1 Notices. All notices required under this Agreement shall be in writing, and shall be deemed duly given (a) when delivered, if delivered personally, (b) at the end of the day after deposit if sent by overnight express courier service, or (c) at the end of the third business day after deposit if sent by registered or certified mail, return receipt requested and postage prepaid, to the Parties as set forth below, or at such other address as may be supplied by similar written notice, or (d) when sent, if by email:

If to Purchaser, to:

Chargewave Ptd Ltd.

33 Highfield Road, Lindfield

New South Wales 2070, Australia

Attn: Jon Mooney

if to Seller, to:

Digital Turbine USA, Inc.
110 San Antonio St. Suite 160
Austin, TX
Attn: Barrett Garrison, CFO & EVP
E-mail: barrett.garrison@digitalturbine.com

With a copy to: legal@digitalturbine.com

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22.2 Amendment; Waiver. This Agreement may not be amended, nor may any rights under it be waived except by an instrument in writing signed by both Parties.

22.3 Waiver. Failure of either Party to enforce any term of this Agreement will not be deemed or considered a waiver of future enforcement of that or any other term in this Agreement. Any waiver must be in written form and executed by both Parties.

22.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Singapore, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

22.5 Arbitration. All disputes arising under or in connection with this Agreement shall be exclusively referred to and finally resolved by binding arbitration conducted in accordance with Singapore International Arbitration Centre (SIAC) rules, such arbitration to be held in Singapore. The arbitration proceedings shall be conducted in English. The arbitration shall be governed by and construed in accordance with the laws of Singapore, without regard to conflicts of law principles. Parties agree to keep all disputes arising under this Agreement confidential except as necessary in connection with a judicial challenge to or enforcement of an award or unless otherwise required by law or judicial decision. The arbitrator may issue orders to protect the confidentiality of proprietary information, trade secrets or other sensitive information. A Party may seek from a court an order to compel arbitration, or any other interim relief or provisional remedies pending an arbitrator’s resolution of any controversy or claim. Any such action or proceeding will be litigated in courts located in Singapore.

22.6 Binding Effect. Except as provided otherwise herein, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective legal representatives, successors and assigns.

22.7 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

22.8 Amendment. This Agreement may be amended or modified only in a writing executed by each of the Parties hereto.

22.9 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning of this Agreement.

22.10 Expenses. Subject to clause 15.1 All fees and expenses incurred by each party in connection with this Agreement and the transaction contemplated in this Agreement shall be borne by that party.

22.11 Survival. All provisions of this Agreement that would reasonably be expected to survive the termination of this Agreement will do so.

22.12 Attorney Fees. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under applicable bankruptcy laws and regulations, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party’s reasonable attorney's fees and other fees, costs, and expenses of every kind.

22.13 Attachments. All Exhibits and other attachments referenced in this Agreement are part of this Agreement.

22.14 Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersedes any prior agreement or understanding among the Parties concerning its subject matter.

22.15 Assignment. Purchaser may not assign any of its rights and obligations herein without Seller’s prior written consent (which will not be unreasonably withheld). Seller may assign its right and obligations herein without Purchaser’s consent.

22.16 Any attempted assignment in violation of this Section will be null and void and of no force or effect. Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party's permitted successors and assigns.

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22.17 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one agreement. Furthermore, this Agreement may be executed by a party's signature transmitted by facsimile or by electronic mail, and copies of this Agreement executed and delivered by means of faxed or electronic mail shall have the same force and effect as copies hereof executed and delivered with original signatures. All Parties hereto may rely upon faxed or electronic mail as if such signatures were originals.

[Signature page to follow]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the day and year first written above.

Seller:

DIGITAL TURBINE ASIA PACIFIC PTY LTD.

/s/ Barrett Garrison
Name:	Barrett Garrison
Title:	Executive Vice President, Chief Financial Officer

DIGITAL TURBINE SINGAPORE PTE LTD.

/s/ Barrett Garrison
Name:	Barrett Garrison
Title:	Executive Vice President, Chief Financial Officer

Purchaser:

CHARGEWAVE PTY LTD

/s/ Jon Mooney
Name:	Jon Mooney
Title:	CEO

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Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Digital Turbine, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Exhibit	Description
A1	Optus Contracts
A2	Vodafone Contracts
B	Carriers, Merchants/Content Providers and Service Provider Agreements
C	Notice of Assignment Template
D	Prospective Business Partners
E	Excluded Contracts/Arrangements

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